SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For May 07, 2021

Commission File Number 1-38455

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note

MorphoSys AG (the “Company”) hereby furnishes this amended Report of Foreign Private Issuer on Form 6-K/A (this “Amended Form 6-K”) to amend the Form 6-K furnished by the Company to the Securities and Exchange Commission on May 5, 2021 (the “Original Form 6-K”). The sole purpose of this Amended Form 6-K is to reflect the correction of an editorial mistake in R&D expenses on page 15 of the First Quarter Interim Statement January – March 2021 which was attached as Exhibit 99.1 to the Original Form 6-K. The corrected version of the First Quarter Interim Statement January – March 2021 is attached to this Amended Form 6-K as Exhibit 99.1.

Exhibits

99.1	First Quarter Interim Statement January – March 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORPHOSYS AG (Registrant)

Date: May 07, 2021	By:	/s/ ppa. Klaus de Wall
		Name:	Klaus de Wall
		Title:	Head of Accounting & Tax

	By:	/s/ i.A. Isabelle Degbegni
		Name:	Isabelle Degbegni
		Title:	Director Investor Relations